ARS

Rivoli BanCorp, Inc.

04027384

PE
12-31-03

ANNUAL REPORT

2003

Rivoli BanCorp, Inc.

Rivoli BanCorp, Inc., a Georgia corporation (the Company) serves as the holding company for Rivoli Bank & Trust, a Georgia state-chartered commercial bank (the Bank). The Bank is a full service commercial bank, without trust powers, providing an assortment of banking services to residents and businesses of Bibb County, Georgia. The Bank commenced operations in June 1997 from its banking facility located on Zebulon Road in Macon, Georgia. In June 1998, the Bank opened a new banking office in downtown Macon. The Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, the Bank provides such consumer services as U.S. Savings Bonds, traveler's checks, cashier's checks, safe deposit boxes, bank by mail services, direct deposit, automatic teller services and Internet banking.

In February 2004, the Bank announced plans to build a new branch at 1551 Bass Road in north Macon. The full-service branch will have four drive-through lanes and an ATM. The Bank also announced the opening of three retail mortgage offices to compete directly with other mortgage lenders in the middle Georgia area. The three retail mortgage offices are located on Houston Lake Road in Warner Robins, Georgia, 101 Courthouse Square in Butler, Georgia and 1515 Bass Road in north Macon.

The holding company structure was adopted as a mechanism to enhance the Bank's ability to serve its future customers' requirements for financial services. The Company provides flexibility for expansion of the banking business through the acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that the Bank maintain a minimum ratio of capital to assets. In the event that the Bank's growth is such that this minimum ratio is not maintained, the Company may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of the Bank, or raise capital otherwise in a manner which is unavailable to the Bank under existing banking regulations.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2004 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Rivoli BanCorp, Inc.

P.O. Box 1936 Macon, GA 31202-1936
Phone 478-742-5040
Fax 478-750-7790

April 19, 2004

Dear Shareholder:

2003 was a good year and we are reporting a nice increase in earnings over the previous fiscal year. Our year started out slowly, due to a weak economy, but we gained earnings and growth momentum in the third and fourth quarters. I think you will be pleased with the results.

As you know, your board of directors decided to pay a stock dividend, effected as a stock split, in February 2004. You will see that the 2003 year-end numbers reflect the split adjustment. We're also happy to report that we opened mortgage offices in Warner Robins, Macon and Butler in February 2004. We are pleased with the early results of this venture, and look forward to reporting those results to you later in the year. This initiative also puts Rivoli Bank in the high growth Houston County market, which is exciting to us.

You'll soon see that we have upgraded and revised our bank, mortgage company and holding company logos. We feel the new look is more reflective of a progressive company, which we are and intend to be. You will see more of the new look in our advertising that is planned for this year.

Let me take this opportunity to recognize and thank our special group of teammates at Rivoli Bank and Rivoli Mortgage. Through their hard work and initiative, they keep lifting our company to new heights. Our board of directors deserves our thanks, too; they are diligent about our business and are some of our best customers. Finally, we thank you, our shareholders, for your continued and loyal support.

Sincerely,

F. Tredway Shurling
Chairman of the Board

J. Patrick McGoldrick
President and Chief Executive Officer

Market for the Company's Common Stock and Related Security Holder Matters

Market Information

During the period covered by this report and to date, there has been no established public trading market for the Company's common stock.

Holders of Common Stock

As of March 19, 2004, the Company had 655 stockholders of record.

Dividends

To date, neither the Company nor the Bank has paid any cash dividends on its common stock. It is the current policy of the board of directors of the Company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the board of directors.

The Bank's ability to pay dividends depends upon the earnings and financial condition of the Bank and certain legal requirements. The Bank may pay dividends provided that the payment is not prohibited by its Articles of Incorporation and will not render the Bank insolvent. In addition, the Georgia Financial Institutions Code and the regulations promulgated there under by the Georgia Banking Department further provide (a) that dividends of cash or property may be paid only out of the Bank's retained earnings; (b) that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20 percent of the Bank's capital stock; and (c) that dividends may not be paid without prior approval of the Georgia Banking Department if (i) the Bank's total classified assets at its most recent examination exceed 80 percent of equity capital, (ii) the aggregate amount of dividends to be declared exceeds 50 percent of the Bank's net profits after taxes but before dividends for the previous calendar year, or (iii) the ratio of the Bank's equity capital to adjusted assets is less than 6 percent.

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Bank and should be read in conjunction with the "Business" and "Financial Statements" sections included elsewhere in this report.

Critical Accounting Policies

The Company has established various accounting policies which govern the application of generally accepted accounting principles in the preparation of the financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company. The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimate used in the preparation of the Consolidated Financial Statements. Refer to Footnote 1 to the Consolidated Financial Statements, *Summary of Significant Accounting Policies* and the allowance for loan loss discussion in Item 1 for a description of the estimation processes and methodology related to the allowance for loan losses.

Results of Operations

For the years ended December 31, 2003 and 2002, net income totaled $1,406,405 and $1,153,011, respectively. For the years ended December 31, 2003 and 2002, basic income per share totaled $1.40 and $1.14, respectively, and diluted income per share totaled $1.33 and $1.09, respectively. During 2003 and 2002, there were outstanding stock options that were dilutive, thus necessitating the disclosure of basic and diluted income per share. The significant increase in the Bank's earnings for 2003 compared to 2002 is primarily due to the following:

- Average earning assets increased from $114.9 million at December 31, 2002 to $131.8 million at December 31, 2003, representing an increase of $16.9 million, or 14.7 percent. Below are the various components of average earning assets for the periods indicated:

	Year Ended December 31,	
	2003	2002
	(In Thousands)	
Interest-Bearing Deposits	**$ 1,241**	$ 801
Federal Funds Sold	**1,618**	2,655
Investment Securities	**26,435**	21,390
Other Securities	**1,141**	667
Net Loans	**101,347**	89,352
Total Earning Assets	**$131,782**	$114,865

- Primarily as a consequence of the increase in earning assets, net interest income increased from $5,052,142 for the year ended December 31, 2002 to $5,421,206 for the year ended December 31, 2003.

Below are the various components of interest income and expense, as well as their yield/costs for the periods indicated:

	Year Ended December 31, 2003		Year Ended December 31, 2002	
	Interest Income/Expense	**Yield/Cost**	**Interest Income/Expense**	**Yield/Cost**
		(Dollars in Thousands)		
Interest Income				
Interest-Bearing Deposits	$ -	0.02%	$ 8	1.04%
Federal Funds Sold	34	2.12	50	1.91
Investment Securities	1,097	4.35	1,169	5.58
Other Securities	52	4.52	31	4.66
Loans, Net	6,461	6.37	6,366	7.12
	7,644	5.84	7,624	6.64
Interest Expense				
NOW and Money Market Deposits	239	0.45	709	1.40
Savings Deposits	12	0.49	16	1.13
Time Deposits	1,087	3.49	1,264	3.94
Federal Funds Purchased	11	2.39	3	1.56
Other Borrowings	724	4.12	552	5.27
Subordinated Debt	150	4.84	28	5.35
	2,223	2.05	2,572	2.69
Net Interest Income	$5,421		$5,052	
Net Yield on Earning Assets		4.11%		4.40%

- Noninterest income increased 10.4 percent from $1,372,991 during 2002 to $1,515,930 during 2003. This increase was due primarily to an increase in service fees on deposit accounts and an increase in ATM income. Noninterest income decreased as a percentage of average assets from 1.11 percent during 2002 to 1.07 percent during 2003 primarily as a result of the increase in average assets.

- Noninterest expense increased 5.2 percent, from $4,236,248 during 2002 to $4,456,896 during 2003. This increase in noninterest expense was primarily due to an increase in salaries and employee benefits. Noninterest expense decreased as a percentage of average assets from 3.42 percent during 2002 to 3.15 percent during 2003 primarily as a result of the increase in average assets.

Net Interest Income

The Bank's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Bank, the ability to generate net interest income is dependent upon the Bank's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

The Bank's net interest income for 2003 was $5,421,206 as compared to $5,052,142 for 2002. Average yield on earning assets was 5.84 percent and 6.64 percent for the years ended December 31, 2003 and 2002, respectively. The average cost of funds for 2003 declined to 2.05 percent from the 2002 cost of 2.69 percent. Net interest yield is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. Net interest yield for the years ended December 31, 2003 and 2002 totaled 4.11 percent and 4.40 percent, respectively. Net interest income for 2003 as compared to 2002 increased by $369,064, primarily due to the increase in average earning assets from $114,864,812 in 2002 to $131,781,704 in 2003.

Noninterest Income

Noninterest income for the years ended December 31, 2003 and 2002 totaled $1,515,930 and $1,372,991, respectively. The $142,939 increase is primarily due to higher service fees on deposit accounts (because of the growth in transactional accounts) and an increase in ATM income. As a percentage of average assets, noninterest income decreased from 1.11 percent in 2002 to 1.07 percent in 2003 as a result of the increase in average assets.

The following table summarizes the major components of noninterest income for the periods therein indicated:

	Year Ended December 31,	
	2003	2002
Gain on Sale of Securities	**$ 144,436**	$ 137,497
Service Fees on Deposit Accounts	**855,059**	791,652
Rental Income	**271,674**	271,397
ATM Income	**111,147**	74,475
Other	**133,614**	97,970
	$1,515,930	$1,372,991

Noninterest Expense

Noninterest expense increased from $4,236,248 in 2002 to $4,456,896 in 2003. As a percentage of total average assets, noninterest expense decreased from 3.42 percent in 2002 to 3.15 percent in 2003. Below are the components of noninterest expense for 2003 and 2002.

	Year Ended December 31,	
	2003	2002
Salaries and Other Personnel Benefits	**$2,160,885**	$1,979,776
Date Processing Charges	**523,774**	456,663
Professional Fees	**271,404**	366,302
Postage and Telephone	**105,035**	105,095
Supplies and Printing	**78,435**	91,708
Taxes and Insurance	**142,491**	126,200
Advertising and Public Relations	**262,866**	184,831
Depreciation and Amortization	**215,020**	250,758
Utilities and Maintenance	**253,086**	211,773
Other	**443,900**	463,142
	$4,456,896	$4,236,248

Provision for Loan Losses

During 2003, the allowance for loan losses grew from $1,506,910 to $1,595,021. The allowance for loan losses as a percentage of gross loans was 1.43 and 1.52 percent at December 31, 2003 and December 31, 2002, respectively. As of December 31, 2003, management considers the allowance for loan losses to be adequate to absorb anticipated future losses. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Off-Balance Sheet Arrangements, Commitments, Guarantees and Contractual Obligations

The following table summarizes the Company's contractual obligations and other commitments to make future payments as of December 31, 2003. Payments for borrowings do not include interest. Loan commitments and standby letters of credit are presented at contractual amounts; however, since many of these commitments are expected to expire unused or only partially used, the total amounts of these commitments do not necessarily reflect future cash requirements.

	Payments Due by Period				
	1 Year or Less	More Than 1 Year But Less Than 3 Years	3 Years or More but Less Than 5 Years	5 or More Years	Total
	(In Thousands)				
Contractual Obligations					
Federal Funds Purchased	$ 3,023	$ -	$ -	$ -	$ 3,023
Deposits with Stated Maturity Dates	24,869	8,211	1,449	-	34,529
Subordinated Debt	-	-	-	3,093	3,093
Other Borrowings	34	3,250	6,150	10,000	19,434
	27,926	11,461	7,599	13,093	60,079
Other Commitments					
Loan Commitments	35,021	-	-	-	35,021
Standby Letters of Credit	183	-	-	-	183
	35,204	-	-	-	35,204
Total Contractual Obligations and Other Commitments	$63,130	$11,461	$7,599	$13,093	$95,283

In the ordinary course of business, the Bank enters into off-balance sheet financial instruments which are not reflected in the consolidated financial statements. These instruments include commitments to extend credit, standby letters of credit, performance letters of credit, guarantees and liability for assets held in trust. Such financial instruments are recorded in the consolidated financial statements when funds are disbursed or the instruments become payable. The Bank uses the same credit policies for these off-balance sheet financial instruments as it does for instruments that are recorded in the consolidated financial statements.

Loan Commitments

The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses. Loan commitments outstanding at December 31, 2003 are included in the preceding table.

Standby and Performance Letters of Credit

Letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. The Bank's policies generally require that standby and performance letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements. Standby and performance letters of credit outstanding at December 31, 2003 are included in the preceeding table.

Liquidity and Interest Rate Sensitivity

Net interest income, the Bank's primary component of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Bank's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2003 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within 3 Months	Over 3 Up to 6 Months	Over 6 Up to 12 Months	Over 1 Year Up to 5 Years	After 5 Years	Total
			(Dollars in Thousands)			
Earning Assets						
Interest-Bearing Deposits	$ 3,516	$ -	$ -	$ -	$ -	$ 3,516
Federal Funds Sold	160	-	-	-	-	160
Investment Securities	501	509	-	9,891	19,273	30,174
Other Securities	1,272	-	-	-	-	1,272
Loans	65,592	4,778	7,093	27,340	6,644	111,447
	71,041	5,287	7,093	37,231	25,917	146,569
Supporting Sources of Funds						
NOW and Money Market Deposits	56,936	-	-	-	-	56,936
Savings Deposits	2,761	-	-	-	-	2,761
Time Deposits	9,011	5,464	10,394	9,660	-	34,529
Federal Funds Purchased	3,023	-	-	-	-	3,023
Other Borrowings	34	-	-	9,400	10,000	19,434
Subordinated Debt	-	-	-	-	3,093	3,093
	71,765	5,464	10,394	19,060	13,093	119,776
Interest Sensitivity Gap	$ (724)	$ (177)	$(3,301)	$18,171	$12,824	$ 26,793
Cumulative Interest Sensitivity Gap	$ (724)	$ (901)	$(4,202)	$13,969	$26,793	$ 26,793
Interest Rate Sensitivity Gap Ratio	(0.5)%	(0.1)%	(2.3)%	12.4%	8.7%	18.3%
Cumulative Interest Rate Sensitivity Gap Ratio	(0.5)%	(0.6)%	(2.9)%	9.5%	18.3%	18.3%

As evidenced by the table above, the Bank is liability sensitive up to one year and asset sensitive thereafter. In a declining interest rate environment, a liability sensitive position is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position is generally more advantageous as earning assets are repriced sooner than the liabilities. With respect to the Bank, declining interest rates will increase income for approximately one year and reduce income thereafter. Conversely, an increase in interest rates will reduce income for approximately one year and increase income thereafter. This, however, assumes that all other factors affecting income remain constant.

As the Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Bank's primary source of liquidity is its ability to maintain and increase deposits.

Deposits grew by $13.4 million in 2003. In addition, during 2003 the Bank borrowed an additional $6.3 million, with maturities from one to five years, from the Federal Home Loan Bank. Below are the pertinent liquidity balances and ratios at December 31.

	2003	2002
Cash and Cash Equivalents	**$ 8,807,030**	$ 7,334,381
Securities	**$30,173,912**	$21,559,425
CDs Over $100,000 to Total Deposit Ratio	**13.8%**	11.3%
Loans to Deposit Ratio	**94.3%**	94.8%
Brokered Deposits	**$ 8,461,000**	$ 4,144,000

Large denomination certificates of deposit (CDs) increased by approximately $4.5 million during 2003, and reliance on large denomination CDs to fund normal banking operations has declined slightly relative to other sources of funds. At December 31, 2003 and 2002, large denomination CDs accounted for 13.8 percent and 11.3 percent of total deposits, respectively. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the large denomination CDs at December 31, 2003 were obtained from Bank customers residing in Bibb County, Georgia, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Bibb County, as outside depositors are believed to be more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2003, cash and cash equivalents totaled $8.8 million, representing 5.7 percent of total assets.

Securities, particularly securities available for sale, provide a secondary source of liquidity. Approximately $1.0 million of the $30.2 million of the Bank's securities portfolio is scheduled to mature during 2004. Additionally, several securities have call dates prior to their maturity dates and others are reducing principal on a monthly basis, thus enhancing the Bank's liquidity posture.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2003, the Bank had brokered deposits of $8.5 million in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Bank's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

The various federal bank regulators, including the FDIC, have two primary measures of capital adequacy for banks: (i) risk-based capital guidelines; and (ii) the leverage ratio. These standards define capital and establish minimum capital standards in relation to the degree of risk perceived in an institution's assets and off-balance sheet items. Capital is divided into two tiers. For banks, Tier 1 or "core" capital consists of common stockholders' equity, qualifying noncumulative perpetual preferred stock and related surplus, and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, certain other intangible assets and certain deferred tax assets. Tier 2 capital consists of the allowance for loan and lease losses, cumulative perpetual preferred stock, long-term preferred stock, perpetual preferred stock where the dividend is reset periodically based on the bank's current credit standing, hybrid capital instruments, term subordinated debt, intermediate term preferred stock, and certain net unrealized holding gains on securities.

The risk-based capital measure and minimum ratio standards require a minimum total capital ratio of 8.0 percent and Tier 1 capital equal to at least 50 percent of total capital. The FDIC also has a minimum leverage ratio of Tier 1 capital to total assets of 3.0 percent.

The FDIC has emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating system for banks. All other banks are required to maintain a leverage ratio of at least 4.0 percent. These rules further provide that banking organizations anticipating or experiencing significant internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

At December 31, 2003, the Bank's Tier 1 (to risk-weighted assets) capital ratio was 8.7 percent. At December 31, 2003, the Bank's total risk-based capital ratio was 12.5 percent. These ratios exceed the minimum capital adequacy guidelines imposed by federal regulatory authorities on banks, which are 4.0 percent for Tier 1 capital and 8.0 percent for total risk-based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.0 percent of Tier 1 capital and 10.0 percent for total risk-based capital.

The Bank does not have any commitments which it believes would reduce its capital to levels inconsistent with the minimum capital adequacy guidelines.

The table below illustrates the Bank's regulatory capital ratios at December 31, 2003:

	December 31, 2003	Minimum Regulatory Requirement
Tier 1 Capital	8.7%	4.0%
Tier 2 Capital	3.8	N/A
Total Risk-Based Capital Ratio	12.5	8.0
Leverage Ratio	8.6	4.0

Index to Financial Statements

McNair, McLemore, Middlebrooks & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

RALPH S. McLEMORE, SR., CPA (1963-1977)
SIDNEY B. McNAIR, CPA (1954-1992)

SIDNEY E. MIDDLEBROOKS, CPA, PC
RAY C. PEARSON, CPA
J. RANDOLPH NICHOLS, CPA
WILLIAM H. EPPS, JR., CPA
RAYMOND A. PIPPIN, JR., CPA
JERRY A. WOLFE, CPA
W. E. BARFIELD, JR., CPA
HOWARD S. HOLLEMAN, CPA
F. GAY McMICHAEL, CPA

RICHARD A. WHITTEN, JR., CPA
ELIZABETH WARE HARDIN, CPA
CAROLINE E. GRIFFIN, CPA
RONNIE K. GILBERT, CPA
RON C. DOUTHIT, CPA
CHESLEY P. CAWTHON, JR., CPA
CHARLES A. FLETCHER, CPA
MARJORIE HUCKABEE CARTER, CPA
BRYAN A. ISGETT, CPA

January 16, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Rivoli BanCorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of **Rivoli BanCorp, Inc. and Subsidiary** as of December 31, 2003 and 2002 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Rivoli Bank & Trust (prior to formation of the holding company) as of and for the period ended December 31, 2001 were audited by other auditors whose report dated March 7, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rivoli BanCorp, Inc. and Subsidiary as of December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

389 Mulberry Street • Post Office Box One • Macon, GA 31202
Telephone (478) 746-6277 • Facsimile (478) 743-6858
www.mmmcpa.com

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS

	2003	2002
Cash and Balances Due from Depository Institutions	**$ 5,131,119**	$ 4,360,304
Interest-Bearing Deposits	**3,515,911**	171,077
Federal Funds Sold	**160,000**	2,803,000
Investment Securities		
Available for Sale, At Fair Value	**30,173,912**	21,559,425
Restricted Stocks, at Cost	**1,272,069**	884,050
Loans	**111,446,586**	99,238,403
Allowance for Loan Losses	**(1,595,021)**	(1,506,910)
	109,851,565	97,731,493
Premises and Equipment	**3,571,076**	3,706,838
Other Assets	**1,514,926**	1,230,557
Total Assets	**$155,190,578**	$132,446,744

The accompanying notes are an integral part of these balance sheets.

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Deposits		
Noninterest-Bearing	$ 23,938,320	$ 18,681,009
Interest-Bearing	94,225,898	86,043,046
	118,164,218	104,724,055
Borrowed Money		
Federal Funds Purchased	3,023,000	-
Demand Notes to U.S. Treasury	33,518	506,809
Subordinated Debt	3,093,000	3,093,000
Other Borrowed Money	19,400,000	13,150,000
	25,549,518	16,749,809
Other Liabilities	863,770	1,059,115
Stockholders' Equity		
Common Stock, Par Value $1 per Share; Authorized 10,000,000 Shares, Issued 1,014,990 and 1,012,217 Shares as of December 31, 2003 and 2002, Respectively	1,014,990	1,012,217
Paid-In Capital	6,872,975	6,848,271
Retained Earnings	3,002,034	1,595,629
Accumulated Other Comprehensive Income (Loss), Net of Tax	(15,859)	457,648
Treasury Stock, 17,581 Shares as of December 31, 2003, at Cost	(261,068)	-
	10,613,072	9,913,765
Total Liabilities and Stockholders' Equity	$155,190,578	$132,446,744

The accompanying notes are an integral part of these balance sheets.

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Interest Income			
Loans, Including Fees	**$6,460,827**	$6,365,515	$7,128,502
Federal Funds Sold	**34,361**	50,611	316,562
Deposits with Other Banks	**286**	8,348	29,108
Investment Securities	**1,097,277**	1,168,649	1,087,969
Other Investments	**51,508**	31,070	30,630
	7,644,259	7,624,193	8,592,771
Interest Expense			
Deposits	**1,338,123**	1,989,760	3,681,305
Federal Funds Purchased	**11,191**	2,868	806
Demand Notes to U.S. Treasury	**873**	4,025	5,714
Subordinated Debt	**149,689**	-	-
Other Borrowed Money	**723,177**	575,398	544,632
	2,223,053	2,572,051	4,232,457
Net Interest Income	**5,421,206**	5,052,142	4,360,314
Provision for Loan Losses	**261,000**	364,000	385,000
Net Interest Income After Provision for Loan Losses	**5,160,206**	4,688,142	3,975,314
Noninterest Income			
Service Charges on Deposits	**855,059**	791,652	470,236
Rental Income	**271,674**	271,397	257,434
Securities Gains	**144,436**	137,497	20,300
ATM Income	**111,147**	74,475	35,410
Other	**133,614**	97,970	53,859
	1,515,930	1,372,991	837,239
Noninterest Expenses			
Salaries and Employee Benefits	**2,160,885**	1,979,776	1,694,893
Data Processing and ATM	**523,774**	456,663	369,196
Advertising and Public Relations	**262,866**	184,831	151,297
Depreciation and Amortization	**215,020**	250,758	264,437
Professional Fees	**271,404**	366,302	200,094
Utilities and Maintenance	**253,086**	211,773	193,929
Other	**769,861**	786,145	697,603
	4,456,896	4,236,248	3,571,449
Income Before Income Taxes	**2,219,240**	1,824,885	1,241,104
Income Taxes	**812,835**	671,874	440,600
Net Income	**$1,406,405**	$1,153,011	$ 800,504
Basic Earnings Per Share	**$ 1.40**	$ 1.14	$ .80
Diluted Earnings Per Share	**$ 1.33**	$ 1.09	$ .76

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Net Income	**$1,406,405**	$1,153,011	$800,504
Other Comprehensive Income (Loss), Net of Tax			
Gains (Losses) on Securities Arising During the Year	**(378,179)**	294,942	195,077
Reclassification Adjustment	**(95,328)**	(90,749)	(13,398)
Unrealized Gains (Losses) on Securities	**(473,507)**	204,193	181,679
Comprehensive Income	**$ 932,898**	$1,357,204	$982,183

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2000	1,005,744	$1,005,744	$6,795,718	$ (357,886)	$ 71,776		$ 7,515,352
Unrealized Gain on Securities Available for Sale, Net of Tax of $88,626					181,679		181,679
Net Income				800,504			800,504
Exercise of Stock Options	240	240	2,265				2,505
Balance, December 31, 2001	1,005,984	1,005,984	6,797,983	442,618	253,455		8,500,040
Unrealized Gain on Securities Available for Sale, Net of Tax of $99,282					204,193		204,193
Net Income				1,153,011			1,153,011
Exercise of Stock Options	6,233	6,233	50,288				56,521
Balance, December 31, 2002	1,012,217	1,012,217	6,848,271	1,595,629	457,648		9,913,765
Unrealized Loss on Securities Available for Sale, Net of Tax Benefit of $244,297					(473,507)		(473,507)
Net Income				1,406,405			1,406,405
Exercise of Stock Options	2,773	2,773	24,704				27,477
Purchase of Treasury Stock						$(261,068)	(261,068)
Balance, December 31, 2003	**1,014,990**	**$1,014,990**	**$6,872,975**	**$3,002,034**	**$ (15,859)**	**$(261,068)**	**$10,613,072**

The accompanying notes are an integral part of these statements.

RIVOLI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Cash Flows from Operating Activities			
Net Income	**$ 1,406,405**	$ 1,153,011	$ 800,504
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities			
Deferred Taxes	**20,063**	(101,155)	(128,771)
Depreciation	**212,020**	250,008	264,437
Amortization and Accretion	**315,458**	39,702	41,783
Provision for Loan Losses	**261,000**	364,000	385,000
Securities Gains	**(144,436)**	(137,497)	(20,300)
Loss on Sale of Other Real Estate	**-**	2,050	-
Loss on Sale of Repossessions	**4,601**	-	-
Loss (Gain) on Disposal of Premises and Equipment	**27,896**	(900)	-
Change In			
Receivable and Other Assets	**(109,546)**	2,774	(76,651)
Payable and Other Liabilities	**(195,532)**	(9,278)	(154,617)
	1,797,929	1,562,715	1,111,385
Cash Flows from Investing Activities			
Purchase of Investment Securities Available for Sale	**(28,566,478)**	(11,193,610)	(19,010,000)
Proceeds from Disposition of Investment Securities Available for Sale	**19,063,164**	12,005,613	12,066,287
Purchase of Federal Home Loan Bank Stock	**(312,500)**	(157,500)	(250,000)
Purchase of Federal Reserve Bank Stock	**(75,519)**	(226,550)	-
Loans to Customers, Net	**(12,381,074)**	(13,443,567)	(12,084,065)
Purchase of Premises and Equipment	**(104,154)**	(93,269)	(93,812)
Proceeds from Disposal of Premises and Equipment	**-**	900	-
Other Real Estate	**-**	72,902	-
Interest-Bearing Deposits with Other Banks	**(3,344,834)**	403,647	(574,724)
Proceeds from Sale of Repossessions	**45,000**	-	-
	(25,676,395)	(12,631,434)	(19,946,314)
Cash Flows from Financing Activities			
Increase in Deposits	**13,440,163**	4,537,238	16,281,412
Demand Note to the U.S. Treasury	**(473,291)**	307,641	-
Federal Funds Purchased	**3,023,000**	-	(1,700,000)
Proceeds from Federal Home Loan Bank Advances	**7,250,000**	5,300,000	5,000,000
Repayments on Federal Home Loan Bank Advances	**(1,000,000)**	(2,150,000)	-
Proceeds from Issuance of Subordinated Debt (Trust Preferred Securities)		3,093,000	-
Issuance of Common Stock	**27,477**	56,521	2,505
Purchase of Treasury Stock	**(261,068)**	-	-
	22,006,281	11,144,400	19,583,917
Net Increase (Decrease) in Cash and Cash Equivalents	**(1,872,185)**	75,681	748,988
Cash and Cash Equivalents, Beginning	**7,163,304**	7,087,623	6,338,635
Cash and Cash Equivalents, Ending	**$ 5,291,119**	$ 7,163,304	$ 7,087,623

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

Basis of Presentation

The formation of a one bank holding company, Rivoli BanCorp, Inc. (the Company), for Rivoli Bank & Trust was effective January 1, 2002. Accordingly, the December 31, 2003 and 2002 consolidated financial statements include the accounts of Rivoli BanCorp, Inc. and its wholly-owned subsidiary, Rivoli Bank & Trust (the Bank) of Macon, Georgia. With the formation of the holding company, the par value of the Company's common stock was changed from $5 per share (for the Bank) to $1 per share (for the Company). The consolidated financial statements have been restated to reflect the change in par value. Additionally, all intercompany accounts have been eliminated during consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of deferred tax assets.

In certain instances, amounts reported in prior years' financial statements have been reclassified to conform to statement presentations selected for 2003. Such reclassifications had no effect on previously reported stockholders' equity or net income.

Description of Business

The Bank provides a full range of retail and commercial banking services for consumers and small to medium size businesses located primarily in central Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network. Lending is concentrated in mortgage, commercial and consumer loans to local borrowers. The Bank has a high concentration of real estate loans; however, these loans are well collateralized and, in management's opinion, do not pose an unacceptable level of credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Bank has a diversified loan portfolio, a substantial portion of borrowers' ability to honor their contracts is dependent upon the viability of the real estate economic sector.

The success of the Bank is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Bank's results of operations and financial condition. The operating results of the Bank depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

(1) Summary of Significant Accounting Policies (Continued)

Accounting Policies

The accounting and reporting policies of Rivoli BanCorp, Inc. and its subsidiary are in accordance with accounting principles generally accepted and conform to general practices within the commercial banking industry. The significant accounting policies followed by the Company and the methods of applying those policies are summarized hereafter.

Investment Securities

Investment securities are recorded under Statement of Financial Accounting Standards (SFAS) No. 115, whereby the Company classifies its securities as trading, available for sale or held to maturity. Securities that are held principally for resale in the near term are classified as trading. Trading securities are carried at fair value, with realized and unrealized gains and losses included in noninterest income. Securities acquired with both the intent and ability to be held to maturity are classified as held to maturity and reported at amortized cost. All other securities not classified as trading or held to maturity are considered available for sale.

Securities available for sale are reported at estimated fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of deferred taxes, in accumulated other comprehensive income, a component of stockholders' equity. Gains and losses from sales of securities available for sale are computed using the specific identification method. This caption includes securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions.

Restricted Stocks

Restricted stocks consist of investments in stocks of a Federal Home Loan Bank (FHLB) and a Federal Reserve Bank (FRB), required for every federally insured institution that utilizes their services. FHLB and FRB stocks are considered restricted, as defined in SFAS No. 115; accordingly, the provisions of SFAS No. 115 are not applicable to these investments. The FHLB and FRB stocks are reported in the consolidated financial statements at cost. Dividend income is recognized when earned.

Loans

Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity are recorded at their principal amount outstanding, net of unearned interest and fees. Interest income on loans is recognized using the effective interest method.

When management believes there is sufficient doubt as to the collectibility of principal or interest on any loan, or generally when loans are 90 days or more past due, the accrual of applicable interest is discontinued and the loan is designated as nonaccrual, unless the loan is well secured and in the process of collection. Interest payments received on nonaccrual loans are either applied against principal or reported as income, according to management's judgment as to the collectibility of principal. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

(1) Summary of Significant Accounting Policies (Continued)

Loans (Continued)

Impaired loans are recorded under SFAS No. 114, *Accounting by Creditors for Impairment of a Loan* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures.* Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally, represent loans delinquent in excess of 90 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogenous loans are excluded from impaired loans.

Allowance for Loan Losses

The allowance method is used in providing for losses on loans. Accordingly, all loan losses decrease the allowance and all recoveries increase it. The provision for loan losses is based on factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors considered by management include growth and composition of the loan portfolio, economic conditions and the relationship of the allowance for loan losses to outstanding loans.

An allowance for loan losses is maintained for all impaired loans. Provisions are made for impaired loans upon changes in expected future cash flows or estimated net realizable value of collateral. When determination is made that impaired loans are wholly or partially uncollectible, the uncollectible portion is charged off.

Management believes the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

Description	Life in Years	Method
Banking Premises	7-39	Straight-Line
Furniture and Equipment	3-15	Straight-Line

Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the experience method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the effects included in the income tax provision. The Company and its subsidiary file a consolidated federal income tax return. The subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statements of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. SFAS No. 130, *Reporting Comprehensive Income,* requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. An allowance for estimated losses is recorded when a subsequent decline in value occurs. There was no other real estate as of December 31, 2003 and 2002.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, noninterest-bearing amounts due from banks and federal funds sold.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (an interpretation of FASB Statements of Financial Accounting Standards Nos. 5, 57 and 107 and rescission of FIN 34). FIN 45 clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are applicable to financial statements for periods ending after December 15, 2002. The initial adoption of FIN 45 did not have an impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN 46R, *Consolidation of Variable Interest Entities*. This interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, addresses consolidation and deconsolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46R requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. Likewise, FIN 46R requires the deconsolidation of a variable interest entity in which a business enterprise does not have a controlling financial interest. FIN 46R applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46R also applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company adopted FIN 46R on December 31, 2003 requiring the deconsolidation of its special purpose trust formed solely for the issuance of trust preferred securities. There was no cumulative effect on retained earnings as a result of this deconsolidation.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in the interim financial information. The Company adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. The adoption of SFAS No. 150 does not have a material effect on the Company's financial position or results of operations.

(2) Cash and Balances Due from Depository Institutions

Components of cash and balances due from depository institutions are as follows as of December 31:

	2003	2002
Cash on Hand and Cash Items	$ 700,759	$ 805,609
Noninterest-Bearing Deposits with Other Banks	4,430,360	3,554,695
	$5,131,119	$4,360,304

As of December 31, 2003, the Bank had required deposits of $321,376 with the Federal Reserve.

(3) Investment Securities

Investment securities as of December 31, 2003 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$14,299,512	$ 25,537	$(170,602)	$14,154,447
Other	10,653,893	162,781	(6,350)	10,810,324
State, County and Municipal	4,744,904	60,082	(95,845)	4,709,141
Corporate Bond Obligations	500,000	-	-	500,000
	$30,198,309	$248,400	$(272,797)	$30,173,912

The amortized cost and fair value of investment securities as of December 31, 2003, by contractual maturity, are presented hereafter. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

(3) Investment Securities (Continued)

	Available for Sale	
	Amortized Cost	Fair Value
Due in One Year or Less	$ 1,000,000	$ 1,005,157
Due After One Year Through Five Years	9,761,585	9,890,506
Due After Five Years Through Ten Years	4,162,212	4,139,792
Due After Ten Years	975,000	984,010
	15,898,797	16,019,465
Mortgage Backed Securities	14,299,512	14,154,447
	$30,198,309	$30,173,912

Investment securities as of December 31, 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Government Agencies				
Mortgage Backed	$10,455,908	$240,923	$(2,217)	$10,694,614
Other	8,685,208	411,357		9,096,565
State, County and Municipal	1,724,903	47,149	(3,806)	1,768,246
	$20,866,019	$699,429	$(6,023)	$21,559,425

Proceeds from sales of investments in debt securities were $8,312,518 in 2003, $6,353,176 in 2002, and $2,557,188 in 2001. Gross realized gains totaled $162,293, $158,850 and $20,300 in 2003, 2002 and 2001, respectively. Gross realized losses totaled $17,857, $21,353 and $0 in 2003, 2002 and 2001, respectively.

Investment securities having a carrying value approximating $16,807,600 and $10,019,000 as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

(4) Loans

The composition of loans as of December 31 are:

	2003	2002
Loans Secured by Real Estate		
Construction and Land Development	$ 13,814,774	$15,382,152
Mortgage	19,043,300	15,329,563
Commercial, Industrial and Agricultural	59,133,767	52,628,257
Installment Loans	19,189,057	15,779,246
Other	265,688	119,185
	$111,446,586	$99,238,403

Impaired loans included in total loans above as of December 31 are summarized as follows:

	2003	2002
Total Investment in Impaired Loans	$ 1,629,557	$ 2,338,072
Less Allowance for Impaired Loan Losses	249,050	372,000
Net Investment	$ 1,380,507	$ 1,966,072
Average Investment	$ 1,673,290	$ 2,250,088

Nonaccrual loans are loans for which principal and interest are doubtful of collection in accordance with original loan terms and for which accruals of interest have been discontinued due to payment delinquency. Nonaccrual loans totaled $97,369 and $203,755 as of December 31, 2003 and 2002, respectively, and the total recorded investment in loans past due 90 days or more and still accruing interest approximated $13,189 and $44,272, respectively.

Foregone interest on impaired and other nonperforming loans totaled $26,621in 2003, $39,423 in 2002 and $58,145 in 2001.

(5) Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized below for the years ended December 31:

	2003	2002	2001
Balance, Beginning	$1,506,910	$ 1,305,459	$ 970,619
Provision Charged to Operating Expenses	261,000	364,000	385,000
Loans Charged Off	(185,592)	(194,597)	(85,663)
Loan Recoveries	12,703	32,048	35,503
Balance, Ending	$1,595,021	$ 1,506,910	$ 1,305,459

(6) Premises and Equipment

Premises and equipment are comprised of the following as of December 31:

	2003	2002
Land	**$ 722,161**	$ 722,161
Building	**3,029,738**	3,029,738
Furniture, Fixtures and Equipment	**662,778**	697,570
Construction in Progress	**22,191**	20,894
	4,436,868	4,470,363
Accumulated Depreciation	**(865,792)**	(763,525)
	$3,571,076	$3,706,838

Depreciation charged to operations totaled $212,020 in 2003, $250,008 in 2002 and $264,437 in 2001.

Certain bank facilities are leased under various operating leases. Rental expense was $40,686 in 2003 and 2002 and $36,685 in 2001.

Future minimum rental commitments under noncancelable leases are:

Year	**Amount**
2004	$ 40,686
2005	40,686
2006	40,686
2007	40,686
2008	40,686
Thereafter	111,886
	$315,316

(7) Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2003	2002	2001
Current Federal Expense	**$722,792**	$ 712,671	$ 549,371
Deferred Federal Expense (Benefit)	**20,063**	(101,155)	(128,771)
	742,855	611,516	420,600
Current State Tax Expense	**69,980**	60,358	20,000
	$812,835	$ 671,874	$ 440,600

Federal income tax expense of $742,855 in 2003, $611,516 in 2002 and $420,600 in 2001 is less than the income taxes computed by applying the federal statutory rate of 34 percent to income before income taxes. The reasons for the differences are presented hereafter:

	2003	2002	2001
Statutory Federal Income Taxes	**$754,542**	$ 620,461	$ 421,975
Tax-Exempt Interest	**(34,869)**	(15,821)	(3,286)
Interest Expense Disallowance	**3,388**	3,244	657
Other	**19,794**	3,632	1,254
Actual Federal Income Taxes	**$742,855**	$ 611,516	$ 420,600

The components of the net deferred tax asset included in other assets in the accompanying balance sheets as of December 31 are as follows:

	2003	2002
Deferred Tax Assets		
Allowance for Loan Losses	**$ 490,208**	$ 471,598
Other Real Estate Owned and Repossessions	**-**	8,500
Organization Costs	**5,235**	6,980
Other	**30,384**	30,359
	525,827	517,437
Deferred Tax Liabilities		
Premises and Equipment	**(58,701)**	(30,248)
	467,126	487,189
Deferred Tax Asset (Liability) on Unrealized Securities Gains and Losses	**8,539**	(235,758)
Net Deferred Tax Asset	**$ 475,665**	$ 251,431

(8) Deposits

Components of interest-bearing deposits as of December 31 are as follows:

	2003	2002
Interest-Bearing Demand	**$56,935,623**	$53,607,827
Savings	**2,760,965**	1,807,539
Time, $100,000 and Over	**16,328,088**	11,836,779
Other Time	**18,201,222**	18,790,901
	$94,225,898	$86,043,046

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $93,608 and $35,653 as of December 31, 2003 and 2002, respectively.

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, approximated $9,231,000 and $11,223,000 on December 31, 2003 and 2002, respectively.

As of December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

Year	Amount
2004	$24,868,848
2005	4,659,991
2006	3,550,889
2007	1,339,092
2008	110,490
	$34,529,310

Brokered deposits are third-party time deposits placed by or through the assistance of a deposit broker. As of December 31, 2003 and 2002, the Company had $8,461,000 and $4,144,000, respectively, in brokered deposits. The brokered deposits were issued at a weighted average rate of 2.903 percent and mature at various times through 2007.

(9) Other Borrowed Money

Other borrowed money is comprised of the following as of December 31:

	2003	2002
Advances under the Blanket Agreement for Advances and Security Agreement with the Federal Home Loan Bank (FHLB) have maturities in varying amounts through January 13, 2011 and interest rates ranging from 1.21 percent to 5.92 percent. U.S. Agency securities are pledged as collateral for the FHLB advances. At December 31, 2003, the Company had a credit availability totaling $62,002,437. Lending collateral value was $22,165,505, of which $2,765,505 was available.	**$19,400,000**	$13,150,000

(9) Other Borrowed Money (Continued)

Maturities of borrowed money for each of the next four years and thereafter are as follows:

Year	Amount
2005	$ 1,000,000
2006	2,250,000
2007	4,150,000
2008	2,000,000
Thereafter	10,000,000
	$19,400,000

At December 31, 2003, the Company has $6,977,000 available in short-term lines of credit with its correspondent banks.

(10) Subordinated Debt (Trust Preferred Securities)

During the fourth quarter of 2002, the Company formed a subsidiary, Rivoli BanCorp Trust I, whose sole purpose was to issue $3,000,000 in Trust Preferred Securities through a pool sponsored by Wells Fargo Bank. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At December 31, 2003, the floating-rate securities had a 4.58 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 3.45 percent. The Trust Preferred Securities are recorded as subordinated debt on the consolidated balance sheets, but, subject to certain limitations, qualify as Tier 1 capital for regulatory capital purposes. The majority of the proceeds from the offering were invested in the Bank to support lending and other operations.

On December 31, 2003, the Company retroactively implemented FN 46R, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51, resulting in the deconsolidation of Rivoli BanCorp Trust I. The implementation of this interpretation resulted in the Company's $93,000 investment in the common equity of the trust being included in the consolidated balance sheets as other assets and subordinated debt. The interest income and interest expense received from and paid to the trust, respectively, are included in the consolidated statements of income as interest income and interest expense. The increase to interest income and interest expense totaled $4,691 for the year ended December 31, 2003.

(11) 401(k) Savings and Profit Sharing Plan

The Bank sponsors a 401(k) Savings Incentive and Profit Sharing Plan. Employees become eligible after having completed one year and 1,000 hours of service and attaining the age of 21. Employer contributions to the plan include a discretionary matching contribution based on the salary reduction elected by the individual employees and a discretionary amount allocated based on compensation received by eligible participants. Expense under the plan was $45,171 in 2003, $62,091 in 2002 and $30,882 in 2001.

(12) Commitments and Contingencies

In the normal course of business, certain commitments and contingencies are incurred which are not reflected in the consolidated financial statements. The Bank had commitments under standby letters of credit to U.S. addressees approximating $183,000 as of December 31, 2003 and $135,000 as of December 31, 2002. Unfulfilled loan commitments as of December 31, 2003 and 2002 approximated $35,021,000 and $25,116,000, respectively. No losses are anticipated as a result of commitments and contingencies.

(13) Stock Option Plans

During 1996, 13,600 options were granted to an executive of the Bank at a price of $7.35. The options vested immediately. During 1998, the board of directors of the Company adopted a qualified and nonqualified incentive stock option plan which together authorizes 204,000 options to be granted to certain directors, officers and key employees. Each option, when surrendered with a certain cash consideration, will be converted into one share of the Company's common stock. During 1998, 124,984 options were granted at a price of $9.07, with 20,264 vesting over a five-year period and 104,720 vesting immediately. During 1999, 18,400 options were granted at a price of $11.37, vesting over a five-year period. During 2000, 25,800 options were granted at a price of $15.00, vesting over a five-year period. Additionally, 8,667 options were granted at a price of $12.75 with 4,000 vesting over a five-year period and 4,667 vesting immediately. During 2001, 9,600 options were granted at a price of $13.20, vesting immediately and 2,000 options were granted at a price of $12.75 vesting over a five-year period. No options were granted during 2003 or 2002. All unexercised options expire at the end of the tenth year.

A summary of option transactions follows:

	Shares
Granted	203,051
Canceled	24,055
Exercised	9,652
Outstanding, December 31, 2003	169,344
Eligible to be Exercised, December 31, 2003	156,639

(14) Interest Income and Expense

Interest income of $139,978, $57,845 and $19,781 from state, county and municipal bonds was exempt from regular income taxes in 2003, 2002 and 2001, respectively.

Interest on deposits includes interest expense on time certificates of $100,000 or more totaling $419,371, $428,951, and $424,412 for the years ended December 31, 2003, 2002 and 2001, respectively.

(15) Supplemental Cash Flow Information

Cash payments for the following were made during the years ended December 31:

	2003	2002	2001
Interest Expense	**$2,371,726**	$2,778,032	$4,161,777
Income Taxes	**$ 806,585**	$ 678,746	$ 542,163

Noncash investing activities for the years ended December 31 are as follows:

	2003	2002	2001
Acquisitions of Real Estate Through Foreclosure	**$ -**	$ 8,000	$ 116,554

(16) Earnings Per Share

SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is calculated and presented based on income available to common stockholders divided by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share reflects the potential dilution that would occur if options were exercised and converted into common stock. The following presents earnings per share for the years ended December 31, 2003, 2002 and 2001 under the requirements of Statement 128:

December 31, 2003	**Income Numerator**	**Common Shares Denominator**	**EPS**
Basic EPS			
Income Available to Common Stockholders	**$1,406,405**	**1,002,949**	**$1.40**
Dilutive Effect of Potential Common Stock			
Stock Options		**58,157**	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	**$1,406,405**	**1,061,106**	**$1.33**

December 31, 2002	Income Numerator	Common Shares Denominator	EPS
Basic EPS			
Income Available to Common Stockholders	$1,153,011	1,011,091	$1.14
Dilutive Effect of Potential Common Stock			
Stock Options		48,769	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$1,153,011	1,059,860	$1.09
December 31, 2001			
Basic EPS			
Income Available to Common Stockholders	$ 800,504	1,005,984	$0.80
Dilutive Effect of Potential Common Stock			
Stock Options		41,772	
Diluted EPS			
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$ 800,504	1,047,756	$0.76

In October 1996, the Financial Accounting Standards Board issued SFAS No. 123, *Accounting for Stock-Based Compensation* (Statement 123). Statement 123 establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* (Opinion 25). Entities electing to remain with the accounting in Opinion 25 must make proforma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in Statement 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Rivoli BanCorp, Inc. continues to follow Opinion 25 in accounting for its stock-based compensation awards; accordingly, no compensation expense has been recognized in the financial statements. If compensation expense were determined on the basis of Statement 123, net income and earnings per share would have been reduced as shown in the proforma information presented hereafter.

(16) Earnings Per Share (Continued)

	2003	2002	2001
Net Income			
As Reported	**$1,406,405**	$1,153,011	$800,504
Pro Forma	**$1,382,500**	$1,127,574	$754,342
Basic Earnings Per Share			
As Reported	**$ 1.40**	$ 1.14	$ 0.80
Pro Forma	**$ 1.38**	$ 1.12	$ 0.75
Diluted Earnings Per Share			
As Reported	**$ 1.33**	$ 1.09	$ 0.76
Pro Forma	**$ 1.30**	$ 1.06	$ 0.72

Pro forma information is based on utilization of the Black-Scholes option pricing model to estimate the fair value of the options at the grant date. Significant assumptions used are:

Year Granted	2001	2000	1999	1998
Expected Annual Dividends (As Percent of Stock Price)	**0.00%**	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	**4.25%**	5.44%	6.48%	6.48%
Expected Life	**5 Years**	5 Years	5 Years	5 Years
Expected Cumulative Volatility	**15.79%**	16.04%	15.09%	0.10%

(17) Related Party Transactions

The aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company was $896,544 as of December 31, 2003 and $753,911 as of December 31, 2002. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility. A summary of activity of related party loans is presented hereafter.

	2003	2002
Balance, Beginning	**$ 753,911**	$769,921
New Loans	**2,624,014**	22,704
Repayments	**(2,490,927)**	(38,714)
Change in Directors	**9,546**	-
Balance, Ending	**$ 896,544**	$753,911

Deposits from related parties held by the Company at December 31, 2003 and 2002 approximated $3,540,700 and $4,198,500, respectively.

(18) Financial Information of Rivoli BanCorp, Inc. (Parent Only)

Rivoli BanCorp, Inc. (the parent company) was formed as a bank holding company for Rivoli Bank & Trust in January 2002. The parent company's balance sheets as of December 31, 2003 and 2002 and the related statements of income and comprehensive income and cash flows for the years then ended are as follows:

RIVOLI BANCORP, INC. (PARENT ONLY)
BALANCE SHEETS
DECEMBER 31

ASSETS

	2003	2002
Cash	$ 522,794	$ 913,603
Investment in Subsidiary, at Equity	13,041,420	12,001,841
Income Tax Benefit	5,235	6,980
Trust Preferred Placement Fee, Net	86,250	89,250
Prepaid Income Taxes	71,703	22,759
Total Assets	$13,727,402	$13,034,433

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities		
Interest Payable	$ 21,330	$ 27,668
Subordinated Debt	3,093,000	3,093,000
Stockholders' Equity		
Common Stock, Par Value $1 per Share; Authorized 10,000,000 Shares, Issued 1,014,990 and 1,012,217 Shares as of December 31 2003 and 2002, Respectively	1,014,990	1,012,217
Paid-In Capital	6,872,282	6,847,578
Retained Earnings	3,002,727	1,596,322
Accumulated Other Comprehensive Income (Loss), Net of Tax	(15,859)	457,648
Treasury Stock, 17,581 Shares as of December 31, 2003, at Cost	(261,068)	-
Total Stockholders' Equity	10,613,072	9,913,765
Total Liabilities and Stockholders' Equity	$13,727,402	$13,034,433

RIVOLI BANCORP, INC. (PARENT ONLY)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
Income		
Dividends from Subsidiary	$ 4,691	$ -
Expense		
Professional Fees	24,171	52,798
Interest	149,689	27,668
Conferences and Meetings	3,010	870
Other	4,648	-
	181,518	81,336
Loss Before Tax Benefit and Equity in Undistributed Earnings of Subsidiary	(176,827)	(81,336)
Income Tax Benefit	70,145	29,926
Loss Before Equity in Undistributed Earnings of Subsidiary	(106,682)	(51,410)
Equity in Undistributed Earnings of Subsidiary	1,513,087	1,204,421
Net Income	1,406,405	1,153,011
Other Comprehensive Income (Loss), Net of Tax		
Gains (Losses) on Securities Arising During the Year	(378,179)	294,942
Reclassification Adjustment	(95,328)	(90,749)
Unrealized Gains (Losses) on Securities	(473,507)	204,193
Comprehensive Income	$ 932,898	$1,357,204

RIVOLI BANCORP, INC. (PARENT ONLY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2003	2002
Cash Flows from Operating Activities		
Net Income	$ 1,406,405	$ 1,153,011
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities		
Amortization	3,000	750
Deferred Taxes	1,745	(6,980)
Equity in Undistributed Earnings of Subsidiary	(1,513,087)	(1,204,421)
Other	(55,281)	(85,278)
	(157,218)	(142,918)
Cash Flows from Investing Activities		
Capital Infusion in Subsidiary	-	(2,000,000)
Investment in Statutory Trust	-	(93,000)
	-	(2,093,000)
Cash Flows from Financing Activities		
Issuance of Common Stock	27,477	56,521
Subordinated Debt	-	3,093,000
Purchase of Treasury Stock	(261,068)	-
	(233,591)	3,149,521
Net Increase (Decrease) in Cash	(390,809)	913,603
Cash, Beginning	913,603	-
Cash, Ending	$ 522,794	$ 913,603

(19) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Short-Term Investments - For cash, due from banks, interest-bearing deposits and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings - The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate fair value. Fair values of other borrowings are estimated by discounting cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Standby Letters of Credit - Because standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

(19) Fair Value of Financial Instruments (Continued)

The carrying amount and estimated fair values of the Company's financial instruments as of December 31 are as follows:

	2003		2002	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
	(in Thousands)			
Assets				
Cash and Short-Term Investments	**$ 8,807**	**$ 8,807**	$ 7,334	$ 7,334
Investment Securities Available for Sale	**30,174**	**30,174**	21,559	21,559
Restricted Stocks	**1,272**	**1,272**	884	884
Loans, Net	**109,852**	**113,747**	97,731	101,255
Liabilities				
Deposits	**118,164**	**118,671**	104,724	105,466
Borrowed Money	**25,550**	**29,726**	16,750	20,614
Unrecognized Financial Instruments				
Standby Letters of Credit	**-**	**183**	-	135
Unfulfilled Loan Commitments	**-**	**35,021**	-	25,116

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(20) Stock Split

On February 12, 2004, the board of directors authorized a four-for-three stock split of the Company's common stock, in the form of a stock dividend, effective March 22, 2004 payable to stockholders of record as of February 27, 2004. Common stock, paid-in capital, retained earnings and share data have been restated to give retroactive effect to the split.

(21) Regulatory Capital Matters

The amount of dividends payable to the parent company from the subsidiary bank is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the Bank may pay cash dividends to the parent company in excess of regulatory limitations.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2003, the Company meets all capital adequacy requirements to which it is subject and is classified as well capitalized under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2003 (In Thousands)						
Total Capital to Risk-Weighted Assets	**$15,232**	**12.49%**	**$9,756**	**8.00%**	**$12,195**	**10.00%**
Tier I Capital to Risk-Weighted Assets	**10,613**	**8.70**	**4,880**	**4.00**	**7,319**	**6.00**
Tier I Capital to Average Assets	**10,613**	**8.57**	**4,954**	**4.00**	**6,192**	**5.00**
As of December 31, 2002						
Total Capital to Risk-Weighted Assets	13,855	12.39	8,946	8.00	11,182	10.00
Tier I Capital to Risk-Weighted Assets	9,456	8.46	4,471	4.00	6,706	6.00
Tier I Capital to Average Assets	9,456	7.64	4,951	4.00	6,188	5.00

Directors

Name	Occupation
Ethel A. Cullinan	President and Chief Executive Officer, MedCen Community Health Foundation of Central Georgia Health System
A.V. Elliott	Principal, Elliott Machine Shop
Roy H. Fickling	Owner, Fickling & Company, Inc.
Edward H. Greene	Owner, Georgia Duplicating Products
D. Frank Gunn	Chief Executive Officer, Macon Supply Company, Inc.
Henry K. Koplin	Partner, Macon Iron, General Steel Company, Commercial Doors, Harmony Leasing, and Harmony Company
Edward P. Loomis, Jr.	Retired (former President of First Macon Bank & Trust)
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
C. Warren Selby, Jr.	Owner, Warren Associates, Inc.
F. Tredway Shurling	President, Shurling & Co.
Raymond H. Smith, Jr.	President and Chief Executive Officer, Smith, Brown & Groover, Inc.
William T. Wiley, Jr.	Retired (former Senior Vice President, Industrial Relations, YKK Corporation of America)

Executive Officers

Name	Position
J. Patrick McGoldrick	President and Chief Executive Officer of the Company and the Bank
Geraldine R. Bolen	Senior Vice President and Chief Financial Officer of the Bank
Melville A. Jamison, II	Executive Vice President of the Bank
Mark Bikus	Senior Vice President and Senior Lender of the Bank

Corporate Information

Main Office	5980 Zebulon Road Macon, Georgia 31210 (478) 475-5200
Annual Meeting	The Annual Meeting of Shareholders of the Company will be held Tuesday, May 25, 2004, at 9:00 a.m. at the City Club of Macon located at 355 First Street, Macon, Georgia.
Form 10-KSB	A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC, is available free of charge upon written request to Geraldine R. Bolen, 5980 Zebulon Road, Macon, Georgia 31210.

Rivoli Bank & Trust

5980 Zebulon Road   Macon, Georgia 31210   (478) 742-5040   Fax (478) 750-7790